Exhibit 3.1

SIMON PROPERTY GROUP, INC.

CERTIFICATE OF THE POWERS, DESIGNATIONS,

PREFERENCES AND RIGHTS OF THE

SERIES L VARIABLE RATE REDEEMABLE PREFERRED STOCK

$.0001 PAR VALUE

Pursuant to Section 151 of the General Corporation Law
of the State of Delaware

The following resolution was duly adopted by the Board of Directors (the “Board of Directors”) of Simon Property Group, Inc., a Delaware corporation (the “Corporation”), pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware:

WHEREAS, the Board of Directors of the Corporation is authorized, within the limitations and restrictions stated in the Restated Certificate of Incorporation of the Corporation (the “Charter”) to provide by resolution or resolutions for the issuance of shares of preferred stock of the Corporation, in one or more series with such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution providing for the issue of such series of preferred stock as may be adopted from time to time by the Board of Directors;

WHEREAS, the Board of Directors of the Corporation has determined that it is in the best interests of the Corporation and its stockholders to designate a new series of preferred stock of the Corporation; and

WHEREAS, it is the desire of the Board of Directors of the Corporation, pursuant to its authority as aforesaid, to authorize and fix the terms of a series of preferred stock and the number of shares constituting such series;

NOW, THEREFORE, BE IT RESOLVED:

SECTION 1.  Designation and Number.  The designation of the series of preferred stock of the Corporation created by this Certificate of Designation shall be “Series L Variable Rate Preferred Stock” (the “Series L Preferred Stock”).  The authorized number of shares of Series L Redeemable Preferred Stock shall be 6,000,000, par value $.0001 per share.

SECTION 2.  Status of Reacquired Shares.  All shares of Series L Preferred Stock redeemed, purchased, exchanged, unissued (after the initial issuance) or otherwise acquired by the Corporation shall be restored to the status of authorized but unissued shares of Series L Preferred Stock and thereafter may be reclassified and issued, but not as Series L Preferred Stock.

SECTION 3.  Ranking.  The Series L Preferred Stock shall, with respect to the payment of dividends and the distribution of assets upon any voluntary or involuntary liquidation, winding up or dissolution of the Corporation and redemption rights, rank (A) junior to any other class or series of capital stock or other equity interests of the Corporation hereafter duly established by the Board of Directors of the Corporation, the terms of which shall specifically provide that such other class or series shall rank senior to the Series L Preferred Stock as to the payment of dividends, distribution of assets upon any voluntary or involuntary liquidation, winding up or dissolution of the Corporation and redemption rights (the “Senior Stock”), (B) pari passu with the 7% Series C Cumulative Convertible Preferred Stock, 8% Series D Cumulative Redeemable Preferred Stock, 8% Series E Cumulative Redeemable Preferred Stock, 7.89% Series G Cumulative Step-Up Premium Rate Preferred Stock, Series I 6% Convertible Perpetual Preferred Stock and Series J 8-2/8% Cumulative Redeemable Preferred Stock and any other class or series of capital stock or other equity interests of the Corporation hereafter duly established by the Board of Directors of the Corporation, the terms of which shall specifically provide that such other class or series shall rank pari passu with the Series L Preferred Stock as to the payment of dividends, distribution of assets upon any voluntary or involuntary liquidation, winding up or dissolution of the Corporation and redemption rights (the “Parity Stock”) and (C) senior to the Common Stock, the Class B Common Stock and the Class C Common Stock (as such terms are defined in the Charter) or any other class or series of capital stock of or other equity interests in the Corporation, as to the payment of dividends, distribution of assets upon any voluntary or involuntary liquidation, winding up or dissolution of the Corporation and redemption rights (the “Junior Stock”).  The term “capital stock” shall include convertible debt securities.

SECTION 4.  Dividends.

(A)  Subject to the preferential rights of the holders of any class or series of Senior Stock which may from time to time come into existence, from the date of original issuance of the Series L Preferred Stock (the “Issue Date”) holders of the then outstanding Series L Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors (the “Board”), out of funds legally available for the payment of dividends, cumulative quarterly preferential cash dividends computed by multiplying the liquidation preference of $25.00 per share by the applicable dividend rate for the time period indicated:

Time Period	Dividend Rate

From the earlier of the Issue Date or October 15, 2007:

0-45 calendar days	One Month LIBOR + 50 bps

46-60 calendar days	One Month LIBOR + 150 bps

61 calendar days and thereafter	One Month LIBOR + 450 bps

“LIBOR” means the rate for deposits in U.S. dollars for each day within the designated time period, which appears on display page 3750 of Moneyline’s Telerate Service (or such other page as may replace that page on that service).

(B)           Dividends on Series L Preferred Stock will begin to accrue and be fully cumulative from the Issue Date whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are earned, declared or authorized. Dividends shall be payable quarterly in each amounts of per share of Series L Preferred Stock when and as authorized by the Board, in equal amounts in arrears on the fifteenth day of each March, June, September and December (each, a “Dividend Payment Date”); provided that if any such Dividend Payment Date is not a Business Day (as defined herein), then the dividend which would otherwise have been payable on such Dividend Payment Date shall be paid on the next succeeding Business Day with the same force and effect as if paid on such Dividend Payment Date, and no interest or additional dividends or other sums shall accrue on the amount so payable from the Dividend Payment Date to such next succeeding Business Day.  The first dividend on the Series L Preferred Stock shall be paid on December 15, 2007, will be for more than a full quarter and will reflect dividends accumulated and accrued from the Issue Date through and excluding December 15, 2007.  Any dividend (including the initial dividend) payable on the Series L Preferred Stock for any partial dividend period shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months.  Dividends shall be payable to holders of record as they appear in the stock transfer records of the Corporation at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Dividend Payment Date falls or such other date designated by the Board for the payment of dividends that is not more than 30 nor less than ten days prior to such Dividend Payment Date (each, a “Dividend Record Date”).  As used herein, the term “dividend period” for the Series L Preferred Stock shall mean the period from the Issue Date and ending on and excluding the next Dividend Payment Date, and each subsequent period from but including such Dividend Payment Date and ending on and excluding the next following Dividend Payment Date.  No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Series L Preferred Stock which may be in arrears.  Dividends paid on the Series L Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a per share basis among all such shares at the time outstanding.

(C)           If, for any taxable year, the Corporation elects to designate as “capital gain distributions” (as defined in Section 857 of the Internal Revenue Code of 1986, as amended, or any successor revenue code or section (the “Code”)) any portion (the “Capital Gains Amount”) of the total distributions (as determined for federal income tax purposes) paid or made available for the year to holders of all classes of capital stock (the “Total Distributions”), then the portion of the Capital Gains Amount that shall be allocable to holders of Series L Preferred Stock shall be in the same percentage that the total distributions paid or made available to the holders of Series L Preferred Stock for the year bears to the Total Distributions.

(D)          Except as provided in this Section 4(D), if any shares of Series L Preferred Stock are outstanding, no distributions (other than in shares of common stock or other capital stock ranking junior to Series L Preferred Stock as to distributions and upon liquidation) shall be authorized, declared, paid or set apart for payment on, nor shall there be any redemption, purchase or other acquisition for any consideration (or monies to be paid to or made available for a sinking fund for the redemption) by the Corporation (except by conversion into or exchange for other capital stock of the Corporation ranking junior to Series L Preferred Stock as to distributions and amounts upon liquidation) of, any shares of any other class or series of stock of the Corporation ranking, as to the payment of dividends and the distribution of assets upon any voluntary or involuntary liquidation, winding up or dissolution of the Corporation, on a parity with or junior to Series L Preferred Stock for any period, unless full cumulative dividends have been or contemporaneously are declared and paid or authorized and declared and a sum sufficient for the payment thereof set apart for such payments on shares of Series L Preferred Stock for all past dividend periods and the then current dividend period.  When dividends are not paid in full (or a sum sufficient for such full payment is not set apart) upon the shares of Series L Preferred Stock and the shares of any other class or series of capital stock ranking on a parity as to the payment of shares of dividends and the distribution of assets upon any voluntary or involuntary liquidation, winding up or dissolution of the Corporation with shares of  Series L Preferred Stock, all dividends authorized and declared upon shares of Series L Preferred Stock and any other class or series of capital stock ranking on a parity as to the payment of shares of dividends and the distribution of assets upon any voluntary or involuntary liquidation, winding up or dissolution of the Corporation with Series L Preferred Stock shall be declared pro rata so that the amount of dividends authorized and declared per share on Series L Preferred Stock and such other class or series of capital stock shall in all cases bear to each other the same ratio that accrued and accumulated dividends per share on Series L Preferred Stock and such other class or series of capital stock (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such class or series of capital stock does not have a cumulative dividend) bear to each other.

(E)           Any dividend payment made on shares of Series L Preferred Stock shall first be credited against the earliest accrued and accumulated but unpaid dividends due with respect to shares of Series L Preferred Stock which remain payable.

(F)           No distributions on the Series L Preferred Stock shall be authorized by the Board of Directors or be paid or set apart for payment by the Corporation at such time as the terms and provisions of any agreement of the Corporation, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof or a default thereunder if such authorization or payment shall be restricted or prohibited by law.

(G)           Except as provided in this Section 4, the Series L Preferred Stock shall not be entitled to participate in the earnings or assets of the Corporation.

SECTION 5.  Liquidation.

(A)          Subject to the rights of any class or series of capital stock which may from time to time come into existence, upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, then, before any distribution or payment shall be made to the holders of any Junior Stock, the holders of shares of Series L Preferred Stock shall be entitled to receive out of assets of the Corporation legally available for distribution to stockholders, liquidation distributions in the amount of the liquidation preference of $25.00 per share in cash, plus an amount equal to all distributions (whether or not earned or authorized) accumulated, accrued and unpaid at the date of such liquidating payment.  After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of Series L Preferred Stock will have no right or claim to any of the remaining assets of the Corporation.  In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, the available assets of the Corporation are insufficient to pay the amount of the liquidation distributions on all outstanding shares of Series L Preferred Stock and the corresponding amounts payable on all shares of Parity Stock, then the holders of shares of Series L Preferred Stock and Parity Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(B)           A consolidation or merger of the Corporation with or into any other entity or entities, or a sale, lease, transfer, conveyance or disposition of all or substantially all of the assets of the Corporation or a statutory share exchange in which stockholders of the Corporation may participate, shall not be deemed to be a liquidation, dissolution or winding up of the affairs of the Corporation within the meaning of this Section 5.

(C)           Written notice of any such liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given by first class mail, postage pre-paid, not less than 30 or more than 60 days prior to the payment date stated therein, to each record holder of the Series L Preferred Stock at the respective addresses of such holders as the same shall appear on the stock transfer records of the Corporation.

SECTION 6.           Redemption by Holders.  Shares of Series L Preferred Stock are not redeemable at any time at the option of the holders thereof.

SECTION 7.           Redemption by the Corporation.

(A)          The Series L Preferred Stock shall not be subject to any sinking fund or mandatory redemption.

(B)           Shares of Series L Preferred Stock are redeemable at the Corporation’s option upon not less than ten nor more than 30 days’ written notice to the holders thereof, at any time or from time to time unless waived by the holders of the Shares of Series L Preferred Stock, for cash at a redemption price of $25.00 per share, plus an amount equal to all dividends accumulated, accrued and unpaid (whether or not earned or authorized) thereon to the date fixed for redemption, without interest to the extent the Corporation will have funds legally available therefor.  Holders of shares of Series L Preferred Stock to be redeemed pursuant to this Section 7(B) shall surrender such shares of Series L Preferred Stock at the place designated in such notice and shall be entitled to the redemption price and any accumulated, accrued and unpaid dividends payable upon such redemption following such surrender.  Any date fixed for redemption pursuant to this Section 7(B) is referred to herein as a “Redemption Date.”

(C)           If fewer than all of the outstanding shares of Series L Preferred Stock are to be redeemed at the option of the Corporation, the number of shares to be redeemed shall be determined by the Board and the shares to be redeemed will be selected by the Board pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders or by lot or by any other equitable manner as prescribed by the Board.  If such redemption is to be by lot and, as a result of such redemption, any holder of shares of Series L Preferred Stock would own, or be deemed by virtue of the attribution provisions of the Code to own, in excess of 8% of the issued and outstanding shares of all outstanding series of preferred stock or 50% in value of all outstanding capital stock of the Corporation, as the case may be, because such holder’s shares of Series L Preferred Stock were not redeemed, or were only redeemed in part, then, except as otherwise provided in the Charter, the Corporation will redeem the requisite number of shares of Series L Preferred Stock from such holder such that he will not hold in excess of the Ownership Limit (as defined in the Charter) subsequent to such redemption.

(D)          Notwithstanding anything to the contrary contained herein, unless full cumulative dividends on all shares of Series L Preferred Stock and Parity Stock shall have been or contemporaneously are authorized, declared and paid or authorized, declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series L Preferred Stock, Parity Stock or Junior Stock shall be redeemed unless all outstanding shares of Series L Preferred Stock, Parity Stock and Junior Stock are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Series L Preferred Stock, Parity Stock or Junior Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series L Preferred Stock, Parity Stock or Junior Stock, as the case may be.  Furthermore, unless full cumulative dividends on all outstanding shares of Series L Preferred Stock, Parity Stock and Junior Stock have been or contemporaneously are authorized, declared and paid or authorized, declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, the Corporation shall not purchase or otherwise acquire directly or indirectly any shares of Series L Preferred Stock, Parity Stock or Junior Stock (except by conversion into or exchange for shares of capital stock of the Corporation ranking junior to Series L Preferred Stock and Parity Stock as to dividends and the distribution of assets upon any voluntary or involuntary liquidation, winding up or dissolution of the Corporation).

(E)           In the event shares of Series L Preferred Stock are to be redeemed and there is more than one holder thereof, notice of redemption will be (a) given by publication in a newspaper of general circulation in the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the Redemption Date; and (b) mailed by, not less than 30 nor more than 60 days prior to the Redemption Date, to each holder of record of shares of Series L Preferred Stock to be redeemed at the address shown on the share transfer books of the Corporation, notifying such holder of the Corporation’s election to redeem such shares; provided that if the Corporation shall have reasonably concluded, based upon the advice of independent tax counsel experienced in such matters, that any redemption and pursuant to this Section 7(E) must be made on a date (the “Subject Date”) which is earlier than 30 days after the date of such mailing in order to preserve the status of the Corporation as a real estate investment trust for federal income tax purposes or to comply with federal tax laws relating to the Corporation’s qualification as a real estate investment trust, then the Corporation may give such shorter notice as is necessary to effect such redemption on the Subject Date.  Each notice shall state:  (i) the Redemption Date; (ii) the number of shares of Series L Preferred Stock to be redeemed; (iii) the redemption price per share; (iv) the place or places where certificates for shares of Series L Preferred Stock are to be surrendered for payment of the redemption price; and (v) that distributions on shares of Series L Preferred Stock will cease to accrue and accumulate on such Redemption Date.  No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceeding for the redemption of any Series L Preferred Stock except as to the holder to whom notice was defective or not given.  If fewer than all shares of Series L Preferred Stock are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Series L Preferred Stock to be redeemed from each such holder.  If notice of redemption of any shares of Series L Preferred Stock has been given in accordance with this Section 7(E) and if the funds necessary for such redemption have been set aside by the Corporation in trust for the benefit of the holders of shares of Series L Preferred Stock so called for redemption, then from and after the redemption date (unless the Corporation defaults in the payment of the purchase price), distributions will cease to accrue on the shares of Series L Preferred Stock designated for redemption, such shares of Series L Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price (including all accumulated and unpaid dividends up to the Redemption Date).

(F)           The holders of shares of Series L Preferred Stock at the close of business on a Dividend Record Date will be entitled to receive the dividend payable with respect to such shares of Series L Preferred Stock on the corresponding Dividend Payment Date notwithstanding the redemption thereof between such Dividend Record Date and the corresponding Dividend Payment Date or the Corporation’s default in the payment of the distribution due.  Except as provided above, the Corporation will make no payment or allowance for unpaid distributions, whether or not in arrears, on shares of Series L Preferred Stock which have been called for redemption.

(G)           Series L Preferred Stock have no stated maturity and will not be subject to any sinking fund or mandatory redemption, except as provided in Article NINTH of the Charter of the Corporation.

(H)          On or after the Redemption Date, each holder of shares of Series L Preferred Stock to be redeemed shall present and surrender the certificates representing his shares of Series L Preferred Stock to the Corporation at the place designated in the notice of redemption and thereupon the cash redemption price of such shares shall be paid to or on the order of the person whose name appears on such certificate representing shares of Series L Preferred Stock as the owner thereof and each surrendered certificate shall be canceled.  If fewer than all the shares represented by any such certificate representing shares of Series L Preferred Stock are to be redeemed, a new certificate shall be issued representing the unredeemed shares.

SECTION 8.  Voting.

(A)          Except as provided in this Section 8 or by law, shares of Series L Preferred Stock shall have no voting rights.

(B)           If six quarterly distributions (whether or not consecutive) payable on shares of Series L Preferred Stock are in arrears, whether or not earned or declared (a “Preferred Dividend Default”), the number of directors then constituting the Board of Directors of the Corporation will be increased by two (except as provided in the proviso to paragraph (c) to Article FIFTH of the Charter), and the holders of shares of Series L Preferred Stock, voting together as a class with the holders of shares of any other class or series of capital stock ranking on a parity with the Series L Preferred Stock as to the payment of dividends and the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation upon which like voting rights have been conferred and are exercisable (any such class or series, the “Voting Stock”), will have the right to elect two directors (the “Preferred Stock Directors”) to serve on the Board of Directors at any annual meeting of stockholders or a special meeting of the holders of Series L Preferred Stock and such other Voting Stock called by the holders of record of at least 10% of any class or series of Voting Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders), until all such distributions have been authorized, declared and paid or set aside for payment. The procedures in this Section 8(B) for the calling of meetings and the election of directors will, to the extent permitted by law, supercede anything inconsistent contained in the Charter or Bylaws of the Corporation.  Notwithstanding any provisions of the Bylaws of the Corporation, subject to the limitations on the number of directors set forth in the Charter, the number of directors constituting the entire Board will be automatically increased to include the directors to be elected pursuant to this Section 8(B).

(C)           On any matter on which the holders of Series L Preferred Stock are entitled to vote (as expressly provided herein or as may be required by law), including any action by written consent, each share of Series L Preferred Stock shall have one vote per share, except that when shares of Voting Stock shall have the right to vote with the Series L Preferred Stock as a single class on any matter, then the Series L Preferred Stock and such other series shall have with respect to such matters one vote per $25.00 of stated liquidation preference.  With respect to each matter on which the holders of Series L Preferred Stock are entitled to vote, the holder of each share of Series L Preferred Stock may designate a number of proxies equal to the number of votes to which the share is entitled, with each such proxy having the right to vote a whole number of votes on behalf of such holder.

(D)          If and when all accumulated dividends and the dividend for the current dividend period on the Series L Preferred Stock shall have been paid in full or set aside for payment in full, the holders of shares of Series L Preferred Stock shall be divested of the voting rights set forth in Section 8(B) herein (subject to revesting in the event of each and every Preferred Dividend Default) and, if all accumulated dividends and the dividend for the current dividend period have been paid in full or set aside for payment in full on all other series of Parity Stock upon which like voting rights have been conferred and are exercisable, the term of office of each Preferred Stock Director so elected shall terminate.  So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Stock Director may be filled by written consent of the Preferred Stock Director remaining in office, or if there is no such remaining director, by vote of holders of a majority of the outstanding shares of Series L Preferred Stock and any other such other series of Parity Stock voting as a single class.  Any Preferred Stock Director may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of record of a majority of the outstanding shares of Series L Preferred Stock when they have the voting rights set forth in Section 8(B) (voting separately as a class with all other series of Parity Stock upon which like voting rights have been conferred and are exercisable).  The Preferred Stock Directors shall each be entitled to one vote per director on any matter presented to the Board.

(E)           So long as any shares of Series L Preferred Stock remain outstanding, the Corporation shall not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of Series L Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such Series L Preferred Stock voting separately as a class), (i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to Series L Preferred Stock with respect to the payment of dividends or the distribution of assets upon any liquidation, dissolution or winding up of the Corporation or reclassify any authorized capital stock of the Corporation into any such class or series of capital stock, or create, authorize or issue any obligation or security convertible or exchangeable into or evidencing the right to purchase any such class or series of capital stock; or (ii) amend, alter or repeal the provisions of the Charter or this Certificate of Designations, whether by merger or consolidation or otherwise (an “Event”), so as to materially and adversely affect any right, preference, privilege or voting power of the Series L Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as shares of Series L Preferred Stock remain outstanding or are converted into like securities of the surviving or resulting entity, in each case with like preference, privilege or voting power and terms thereof materially unchanged, taking into account that, upon the occurrence of an Event, the Corporation may not be the surviving entity and such surviving entity may be a non-corporate entity, the occurrence of any such Event shall not be deemed to materially adversely affect such rights, preferences, privileges or voting powers of holders of Series L Preferred Stock; and provided further that (x) any increase in the amount of the authorized shares of Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) the creation, issuance or increase in the amount of authorized shares of any other class or series of capital stock of the Corporation, or (z) any increase in the amount of authorized shares of Series L Preferred Stock, in each case ranking on a parity with or junior to the Series L Preferred Stock with respect to the payment of dividends and the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of the Corporation, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.  For the purposes of this Section 8(E), the filing in accordance with applicable law of a certificate of designation or any similar document setting forth or changing the designation, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or other terms of any class or series of capital stock of the Corporation will be deemed an amendment to the Charter.

(F)           The foregoing voting provisions shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series L Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

SECTION 9.  Conversion.  The shares of Series L Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation, except that each share of Series L Preferred Stock is convertible into Excess Common Stock as provided in Article NINTH of the Charter of the Corporation.

SECTION 10.  Covenants and Event of Default.

(A)          The following covenants are established for the benefit of the holders of the Series L Preferred Stock and to which the Series L Preferred Stock shall be subject.

(1)           Limitation on Debt.  As of each Reporting Date (as defined below), Debt (as defined below) shall not exceed 65% of Total Assets (as defined below).

(2)           Limitation on Secured Debt.  As of each Reporting Date, Secured Debt (as defined below) shall not exceed 50% of Total Assets.

(3)           Fixed Charge Coverage Ratio.  For the four consecutive quarters ending on each Reporting Date, the ratio of Annualized EBITDA (as defined below) to Annualized Interest Expense (as defined below) shall be at least 1.50 to 1.00.

(4)           Maintenance of Unencumbered Assets.  As of each Reporting Date, Unencumbered Assets (as defined below) shall be at least 125% of Unsecured Debt (as defined below).

(B)           As used herein:

“Annualized EBITDA” means, for the four consecutive quarters ending on each Reporting Date, the Operating Partnership’s Pro Rata Share (as defined below) of earnings before interest, taxes, depreciation and amortization, with other adjustments as are necessary to exclude the effect of all realized or unrealized gains and losses related to hedging obligations, items classified as extraordinary items and impairment charges in accordance with generally accepted accounting principles, adjusted to reflect the assumption that (i) any EBITDA related to any assets acquired or placed in service since the first day of such four-quarter period had been earned, on an annualized basis, from the beginning of such period, and (ii) any assets disposed of during such four-quarter period had been disposed of as of the first day of such period and no EBITDA related to such assets had been earned during such period.

“Annualized Interest Expense” means, for the four consecutive quarters ending on each Reporting Date, the Operating Partnership’s Pro Rata Share of interest expense, with other adjustments as are necessary to exclude the effect of items classified as extraordinary items, in accordance with generally accepted accounting principles, reduced by amortization of debt issuance costs and adjusted to reflect the assumption that (i) any interest expense related to indebtedness incurred since the first day of such four-quarter period is computed as if such indebtedness had been incurred as of the beginning of such period, and (ii) any interest expense related to indebtedness that was repaid or retired since the first day of such four-quarter period is computed as if such indebtedness had been repaid or retired as of the beginning of such period (except that, in making such computation, the amount of interest expense related to indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such indebtedness during such four-quarter period).

“Capitalization Rate” means 7.00%.

“Capitalized Value” means, as of any date, Annualized EBITDA divided by the Capitalization Rate.

“Debt” means the Operating Partnership’s Pro Rata Share of the aggregate principal amount of indebtedness in respect of (i) borrowed money evidenced by bonds, notes, debentures or similar instruments, as determined in accordance with generally accepted accounting principles, (ii) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Operating Partnership or any Subsidiary directly, or indirectly through unconsolidated joint ventures, as determined in accordance with generally accepted accounting principles, (iii) reimbursement obligations in connection with any letters of credit actually issued and called, (iv) any lease of property by the Operating Partnership or any Subsidiary as lessee which is reflected in the Operating Partnership’s balance sheet as a capitalized lease, in accordance with generally accepted accounting principles; provided, that Debt also includes, to the extent not otherwise included, any obligation by the Operating Partnership or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise, items of indebtedness of another Person (other than the Operating Partnership or any

Subsidiary) described in clauses (i) through (iv) above (or, in the case of any such obligation made jointly with another Person, the Operating Partnership’s or Subsidiary’s allocable portion of such obligation based on its ownership interest in the related real estate assets); and provided, further, that Debt excludes Intercompany Debt (as defined below).

“Intercompany Debt” means Debt to which the only parties are the Corporation, the Operating Partnership and any of their Subsidiaries or affiliates (but only so long as such Debt is held solely by any of the Corporation, the Operating Partnership and any Subsidiary or affiliate) that is subordinate in right of payment to the Notes.

“Operating Partnership” means Simon Property Group, L.P., a Delaware limited partnership and majority-owned subsidiary of the Corporation.

“Pro Rata Share” means any applicable figure or measure of the Operating Partnership and its Subsidiaries on a consolidated basis, less any portion attributable to minority interests, plus the Operating Partnership’s or its Subsidiaries’ allocable portion of such figure or measure, based on their ownership interest, of unconsolidated joint ventures.

“Reporting Date” means March 31, June 30, September 30 and December 31 of each year.

“Secured Debt” means Debt secured by any mortgage, lien, pledge, encumbrance or security interest of any kind upon any of the property of the Operating Partnership or any Subsidiary.

“Stabilized Asset” means (i) with respect to an acquisition of an asset, such asset becomes stabilized when the Operating Partnership or its Subsidiaries or an unconsolidated joint venture in which the Operating Partnership or any Subsidiary has an interest has owned the asset as of at least six Reporting Dates, and (ii) with respect to a new construction or development asset, such asset becomes stabilized four Reporting Dates after the earlier of (a) six Reporting Dates after substantial completion of construction or development or (b) the first Reporting Date on which the asset is at least 90% leased.

“Total Assets” means, as of any Reporting Date, the sum of (i) for Stabilized Assets, Capitalized Value; (ii) for all other assets of the Operating Partnership and its Subsidiaries, the Operating Partnership’s Pro Rata Share of undepreciated book value as determined in accordance with generally accepted accounting principles; and (iii) the Operating Partnership’s Pro Rata Share of cash and cash equivalents.

“Unencumbered Annualized EBITDA” means Annualized EBITDA less any portion thereof attributable to assets serving as collateral for Secured Debt.

“Unencumbered Assets” as of any Reporting Date shall be equal to Total Assets as of such date multiplied by a fraction, the numerator of which is Unencumbered Annualized EBITDA and the denominator of which is Annualized EBITDA.

“Unsecured Debt” means Debt which is not secured by any mortgage, lien, pledge, encumbrance or security interest of any kind.

(C)           If the Corporation or the Operating Partnership breaches any of the covenants set forth in Section 10(A) above, then a special dividend premium shall become due and payable in respect of the Series L Preferred Stock at a rate equal to 0.50% per annum.  In the event the breach is cured, the dividend rate on the Series L Preferred Stock from the date such breach is cured shall be reduced to the original dividend rate provided for herein for the Series L Preferred Stock.

(D)          Compliance with the covenants described above in Section 10(A) and with respect to the Series L Preferred Stock generally may not be waived by the Corporation, unless the holders of at least a majority of all outstanding Series L Preferred Stock consent to the waiver.

(E)           The Corporation shall deliver to the holders of the Series L Preferred Stock, within 45 days after the end of each fiscal quarter, a certificate from the principal executive officer, principal financial officer or principal accounting officer of the Corporation as to his or her knowledge of the Corporation’s and the Operating Partnership’s compliance with the covenants set forth in Section 10(A) above and, in the event of noncompliance, specifying such noncompliance and the nature and status thereof.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed in its name and on its behalf by its Secretary on September 26, 2007.

SIMON PROPERTY GROUP, INC

By:	/s/ James M. Barkley
James M. Barkley
Secretary